SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: March 23, 2007	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 21, 2007
CANADIAN PACIFIC SAYS FORDING’S COAL SALES EXPECTATIONS IN-LINE WITH GUIDANCE
CP’S 2007 earnings still on track despite harsh weather
CALGARY — Canadian Pacific (TSX/NYSE: CP) re-confirmed its guidance today in response to the recent announcement by Fording Canadian Coal Trust of its range of coal sales for the calendar year 2007. Fording’s forecast is in-line with CP’s business model, and 2007 earnings guidance of $4.30 to $4.45 per diluted share, (excluding the impact of foreign exchange gains and losses on long-term debt and other specified items) remains unchanged, in spite of weather related first-quarter challenges.
“The recent announcement from Fording is good news for Canadian Pacific,” said Fred Green, President and CEO. “Their coal sales forecast combined with the need to rebuild depleted inventories at port are consistent with our expectation to handle approximately 2 million incremental metric tonnes of coal for Elk Valley Coal Partnership this year compared with 2006.
CPR serves all of the mines in southeastern British Columbia owned by Elk Valley Coal Partnership (EVC), in which Fording has a 60-per-cent interest.
“Our rail operations have experienced a tough start to 2007,” added Mr. Green. “Since the beginning of the year, we have experienced near-record snow pack in the mountains, flooding in the Midwest, and most recently, elevated rainfall and an accelerated melt in our western corridor. These conditions have combined to produce snow and mud slides and wash-outs that have, in various locations, closed both the Trans-Canada Highway and our railway. These weather related conditions, along with impacts at the Port of Vancouver related to the strike at CN, have affected the operational fluidity of CP’s rail network this quarter. Although we remain confident that we can deliver on our 2007 guidance of $4.30 to $4.45 diluted earnings per share, first-quarter revenues will be softer than expected. The affirmation of coal sales targets by Fording combined with continued strong demand in other sectors gives us confidence that we will overcome our first-quarter challenges.”
Mr. Green will provide a 2007 CP business update on March 22, 2007 at 08:00 EDT at the JP Morgan Aviation and Transportation Conference in New York City. There will be a live audio webcast of Mr. Green’s presentation. The webcast, as well as the presentation materials, will be available in the Investor section of CPR’s website, http://www.cpr.ca.
Note on forward looking-information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
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Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca